[Ramco-Gershenson Properties Trust letterhead]

May 20, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Thomas Flinn

Re:	Ramco-Gershenson Properties Trust Form 8-K filed May 11, 2005 File No. 1-10093

Dear Mr. Flinn:

     This letter is being sent to you by Ramco-Gershenson Properties Trust (the “Company”) in response to your letter dated May 18, 2005 regarding your comments on the above referenced Form 8-K. The Company is filing today via EDGAR this letter in response to your comments. The Company’s specific responses to your comments are as follows:

1.	Please supplementally explain how the audit committee concluded that Grant Thornton met the independence requirements of Rules 2-01(b) and (c) of Regulation S-X. In addition, please supplementally explain the nature and extent of the services that Grant Thornton provided to the company regarding the documentation and testing of internal controls. Your response should address, but not be limited to, the following:

•	The dates that Grant Thornton started and completed its services

•	The specific services that Grant Thornton provided and which internal controls that Grant Thornton documented and tested

•	Whether Grant Thornton performed any services related to the material weakness identified by the company which led to the restatement of the company’s financial statements, and if so, the details regarding any such services performed

•	Whether Grant Thornton performed any services related to the remediation of any internal control deficiency or weakness, and if so, the nature and timing of the remediation efforts Grant Thornton provided

Securities and Exchange Commission
May 20, 2005

•	Whether Grant Thornton provided any services or had any involvement (direct or indirect) in reporting to the Audit Committee regarding internal controls, and if so, the dates of Grant’s services or involvement

     In connection with its engagement of Grant Thornton LLP (“Grant Thornton”) as the independent registered public accounting firm for 2005, the Audit Committee of the Company’s Board of Directors concluded that Grant Thornton met the independence requirements of Rules 2-01(b) and (c) of Regulation S-X. The Audit Committee concluded that the services provided by Grant Thornton to the Company in 2004 did not affect Grant Thornton’s independence with respect to 2005 and that the results of the services provided by Grant Thornton during 2004 will not be subject to audit procedures during the audit of the Company’s 2005 financial statements.

     During 2004, Grant Thornton assisted the Company with the documentation and testing of internal controls. The Audit Committee engaged Grant Thornton to provide such services on June 28, 2004. Grant Thornton provided such services from the date of engagement though November 2004. At the end of its engagement, Grant Thornton assisted with the transition of testing of internal controls to the Company’s internal personnel. Such transition was completed by December 17, 2004, when Grant Thornton’s engagement ended. The Company’s internal personnel then completed testing of internal controls for the fourth quarter of 2004, and the Company has continued to modify both its systems of internal control over financial reporting and the documentation and testing of these controls.

     The services provided by Grant Thornton consisted of assisting management in finalizing its documentation of internal controls and developing and executing an independent testing plan to assess the operational effectiveness of internal control over financial reporting. The cycles where Grant Thornton assisted in documenting and testing controls were:

•	revenues,

•	expenditures,

•	payroll,

•	fixed assets,

•	treasury,

•	equity and

•	financial reporting.

Securities and Exchange Commission
May 20, 2005

     During the documentation phase of their engagement, Grant Thornton identified both design deficiencies and operational deficiencies which were reported to the Audit Committee. These deficiencies, which consisted mainly of the documentation of the operation of controls, were remediated by management. Grant Thornton did not provide any additional services related to the remediation of control deficiencies other than additional testing of the remediation measures implemented by management. None of the deficiencies identified by Grant Thornton related to the material weakness identified by management which resulted in a restatement of the Company’s financial statements for the years ended December 31, 2003 and 2002 and the first, second and third quarters of 2004. Such material weakness was identified during the close of the Company’s fourth quarter 2004 financial statements and the preparation of the Company’s Annual Report on Form 10-K, which took place during early 2005, following the conclusion of Grant Thornton’s engagement.

     Grant Thornton initially met with the Audit Committee on June 10, 2004. During the course of its engagement, Grant Thornton provided periodic reports to the Audit Committee regarding the progress of its work. Grant Thornton provided such reports to the Audit Committee at meetings held on July 21, 2004, September 1, 2004, October 28, 2004 and December 1, 2004.

2.	Please supplementally explain the nature of each of the accounting matters you discussed with Grant Thornton, although none applied to any specific transaction.

     During the course of its engagement to document and test internal controls over financial reporting, Grant Thornton discussed accounting matters with the Company in the general context of discussing the necessary controls over financial reporting processes to identify and implement the appropriate GAAP for certain types of transactions and ensuring the related documentation and disclosure requirements would be met. The more substantial of these discussions included:

•	SFAS 66 — Sales of Real Estate, relating to the Company’s processes and controls for evaluating real estate transactions as to when to record a sale and what elements of a transaction are necessary to constitute a sale under the requirements set forth in SFAS 66 and related literature;

•	SFAS 133 — Accounting for Derivative Instruments, primarily relating to interest rate swaps, particularly as to the Company’s processes and controls related to appropriate documentation and support required for hedge accounting by the standard;

Securities and Exchange Commission
May 20, 2005

•	SFAS 141 — Business Combinations, primarily relating to the processes and controls required to ensure that the allocation of purchase price to assets acquired is appropriate;

•	SFAS 144 – Accounting for the Impairment or Disposal of Long-Lived Assets, primarily relating to the Company’s processes and controls for recognizing and measuring impairment of long-lived assets and recognition of gain or loss on sales of long-lived assets; and

•	FIN 46(R) — Consolidation of Variable Interest Entities, primarily relating to the Company’s processes and controls over the assessment and accounting for existing and potential future off-balance sheet joint ventures.

     None of such discussions related to any specific transactions, but the discussions did involve examples of transactions that the Company has or may enter into from time to time. As noted above, the nature of the discussions was primarily related to ensuring that the Company’s interpretations and related processes and controls were sufficient to capture, record and document the applicable transactions to the extent they impacted the financial reporting process.

     As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 20, 2005

     If you have any questions or comments regarding this letter, please contact me at (248) 592-6200.

Very truly yours,
/s/ Richard J. Smith
Richard J. Smith
Chief Financial Officer